Exhibit 99.1

PUYI INC. ANNOUNCES CHANGE OF CHAIRMAN OF THE BOARD

GUANGZHOU, China, Sept. 19, 2022 (GLOBE NEWSWIRE) -- Puyi Inc. (“Puyi,” “we” or the “Company”) (NASDAQ: PUYI), a leading third-party wealth management service provider in China focusing on affluent and emerging middle class population, today announced that, with immediate effect, Mr. Yong Ren (“Mr. Ren”), chief executive officer of the Company, has been appointed by the Company’s board of directors (the “Board”) as chairman of the Board, filling the vacancy left by the resignation of Mr. Haifeng Yu (“Mr. Yu”), the former chairman of the Board. As of today, the Board has six directors, including three independent directors.

Mr. Ren has served as chief executive officer of the Company since September 23, 2019. With his utmost commitment and dedication to the Company, he has played a core role in and contributed significantly to the Company’s development.

“I resigned as chairman of the Board due to personal reasons, and nominated Mr. Ren to replace me as next chairman of the Board.” said Mr. Yu, “Under the leadership of Mr. Ren, I am confident that the management is able to achieve Puyi’s vision—to enable every family to have its own family financial asset allocation services—and guide Puyi to a better future. As a shareholder, I will continue to fully support Puyi’s development as always.”

“I am grateful to Mr. Yu and the Company’s Board for their trust and support.” said Mr. Ren, “It is an honor to serve as chairman of the Board. I will strive to fulfill the responsibilities as chairman, lead our Company to achieve long-term sustainable development, and continue to create value for clients, business partners, shareholders and employees.”

About Puyi

Headquartered in Guangzhou, China, Puyi is a leading third-party wealth management service provider in China focusing on affluent and emerging middle class population. Puyi also provides a series of comprehensive financial asset allocation services including asset management services, insurance consulting services and trust consulting services for clients. For more information, please visit http://ir.puyiwm.com.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the third-party wealth management industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company serves and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Contacts:

Puyi Inc.

Jing He, GM of Financial Reporting Department

Email: ir@puyiwm.com

Tel: +86 20-28866499